EX-99.B-77D(a)

             WADDELL & REED ADVISORS TAX-MANAGED EQUITY FUND, INC.

SUB-ITEM 77D(a):  Policies with respect to security investments:

The following information replaces the fourth paragraph in the disclosure in the Prospectus regarding the investment strategies of Waddell & Reed Advisors Tax-Managed Equity Fund, Inc. in the section entitled "The Investment Principles of the Funds--Investment Goals, Principal Strategies and Other Investments:"

     The Fund will, under normal market conditions, invest at least 80% of its net assets in equity securities, primarily common stocks and securities convertible into common stocks. The Fund emphasizes growth stocks; however, it may also invest in value stocks. As well, the Fund may invest in preferred stocks and debt securities that are mostly of investment grade. The Fund may also invest up to 25% of its total assets in foreign securities.

The following information replaces paragraph (1) of the non-fundamental, or operating investment restrictions disclosure in the section entitled "Investment Restrictions and Limitations" in the Statement of Additional Information.

     (1) At least 80% of the Fund's net assets will be invested during normal market conditions in equity securities.